PART II

INFORMATION TO BE INCLUDED IN REPORT

In this annual report, references to the “Company,” “Fund,” “we,” “us” or “our” or similar terms refer to Circle of Wealth Fund III LLC, an Idaho limited liability company and references to our “Manager” refer to Secured Investment Corp., a Wyoming corporation, our manager.

Safe Harbor Statement

This Annual Report on Form 1-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

You should read the following discussion in conjunction with the Company’s audited financial statements and the related notes elsewhere in this Annual Report.

Item 1. Business

General.

The Company was formed on November 26, 2018. The Company engages in nationwide business purpose lending secured by non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho. We utilize an investment strategy that is designed to safeguard our capital through what we believe to be adequate collateral on loans we make and have developed a detailed value analysis designed to produce attractive risk- adjusted returns, although there can be no guarantee our strategy will succeed. We directly manage the servicing and operational oversight of our assets through our Manager, Secured Investment Corp., rather than delegate those responsibilities to a third party.

Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services for the Company. Therefore, the Company does not currently have any employees and there is no intention to hire any in the future.

The Company is currently offering to the public its membership interests pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated April 6, 2020, as it may be updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s website, www.sec.gov, and may also be obtained by contacting the Company.

The Offering began on August 30, 2019. As of December 31, 2023, the Company had sold net units of membership interest in the amount of 6,587.781 (or $6,587,781 in aggregate sales)..

The Company’s investment objectives are to originate risk adjusted loans and capital appreciation through growth in value of our properties. For further detail regarding our investment strategies and objectives, you should carefully read the sections in the Offering Circular dated April 6, 2020 titled: “DESCRIPTION OF THE BUSINESS OF THE COMPANY”; “LENDING STANDARDS AND POLICIES”; and, “GENERAL STANDARDS FOR PURCHASING PROPERTIES.”

Special Characteristics of the Company’s Industry; Legal Proceedings; and Rescission Offer.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	difficulties in originating new loans;

●	difficulties in identifying properties and consummating real estate acquisitions;

●	our failure to successfully operate acquired properties;

●	changes in real estate and zoning laws and increases in real estate property tax rates;

●	loss of key personnel by our Manager;

●	risks associated with breaches of our data security;

●	exposure to litigation or other claims;

●	legislative or regulatory changes impacting our business or our assets;

●	changes in business conditions and the market value of our assets, including changes in interest rates, market rents, borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	scarcity of credit and refinancing options for our business, or our client’s business, and potential homebuyers;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities managed by our Manager;

●	our ability to access sources of liquidity when we have the need to fund redemptions of our membership interests in excess of the proceeds from the sales of our membership interests in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

●	our compliance with applicable local, state, and federal laws;

●	inflation, supply chain disruptions, and labor shortages;

●	the Ukrainian crisis and rising tensions between the United States and Russia and resulting impacts on global supply chains;

●	the 2024 United States Presidential Election and its impact on regulatory agencies and new or revised regulatory policies;

●	U.S. Federal monetary policy, including increasing interest rates; and

●	changes to generally accepted accounting principles, or GAAP.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: inflation, rising interest rates, its ability to raise sufficient funds from investors to fund loans and acquire real estate, as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

The Company was involved in one foreclosure action at December 31, 2023 and subsequent to year end has since commenced a foreclosure action on one additional defaulted loan. The company is not currently involved in any other legal action.. However, routine legal actions are a normal part of activities for companies that own secured loans and real property. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Company, but there is no guarantee this will remain true.

The Manager expects to revise the Company’s Offering Circular to include the terms of the rescission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Company intends to fund the rescission offer with $100,000 of cash and $525,000 of additional funds from the Manager. If some or all of the investors eligible to participate in the rescission offer choose to do so, it could have a materially adverse impact on the Company.

The Company anticipates that other material trends or uncertainties, favorable or unfavorable, including economic conditions affecting the commercial and residential real estate industry and real estate generally, may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – For the Year Ended December 31, 2022

As of December 31, 2022, the Company’s total assets were $7,164,341, including cash of $39,517, mortgage loans receivable held for sale, net, of $6,378,501, interest receivable of $51,859, and interest-only strip receivables of $98,901. The Company also had real estate owned assets of $595,563. In addition, the Company’s revenues for the year ended December 31, 2022, totaled $836,977, including mortgage interest of $498,182, net gains on sales of loans of $202,639, loan origination fee income of $87,487, net gains on sales of real estate owned of $20,509, and other fees and income totaling $28,160. The Company had total operating expenses of $331,555, which resulted in net income for the year ending December 31, 2022, of $505,422.

As of December 31, 2022, the Company held 49 secured loans outstanding, for a total secured loans outstanding of $6,450,882.

Results of Operations – For the Year Ended December 31, 2023

As of December 31, 2023, the Company’s total assets were $9,579,622, including cash of $1,506,915, mortgage loans receivable held for sale, net, of $5,556,264, interest receivable of $46,399, interest-only strip receivables of $69,052 and prepaids and other assets of $77,979. The Company also had a finance right-of-use asset, including related improvements, of $975,448 and other real estate owned assets totaling $1,347,605. In addition, the Company’s revenues for the year ended December 31, 2023, totaled $1,060,676, including mortgage interest of $686,670, net gains on sales of loans of $131,029, loan origination fee income of $78,529, net gains on sales of real estate owned of $48,161, rent revenue of $71,016 and other fees and income totaling $45,271. The Company had total operating expenses of $601,234 and other interest income of $4,156, which resulted in net income for the year ending December 31, 2023, of $463,598.

As of December 31, 2023, the Company held 40 secured loans outstanding, for a total secured loans outstanding of $5,688,980. The 40 loans held were located in 19 different states, with the following concentrations:

State	Loan Balance	Percentage
Pennsylvania	$805,380	14.16%
Missouri	$776,272	13.64%
Other*	$4,107,328	72.20%

*	Other does not include states with loan concentrations greater than 10%.

The Company had only one county with a loan concentration greater than 10%. Outstanding secured loans in the county of St. Louis City, Missouri, totaled $622,272 and 10.95% (as a % of total outstanding secured loans) at December 31, 2023.

The Company actively acquired and sold real property assets during the year ending December 31, 2023. We intend to continue to rehabilitate and sell properties in Spokane, WA and Coeur d’Alene, ID.

The Manager continued its dialogue with the Washington Division of Financial Institutions during the year ending December 31, 2023, and furthered its effort to finalize the proposed revision to the Company’s Offering Circular to include the terms of the rescission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Company took steps to begin the rescission offer by starting the process to file a Form 1-A with the Securities & Exchange Commission in August of 2023. However, after further dialogue with the Securities & Exchange Commission the Company decided to withdraw the Form 1-A and will resume the process in 2024. The Company also continued to suspend its offering of Membership Interests in the state of Washington during this year.

Liquidity and Capital Resources

The Company uses a variety of methods to obtain capital to fund its investment activities and operating expenses; namely, from selling Membership Interests in the Company, but other potential sources are secured or unsecured financings from banks, cash flow from operations, net proceeds from asset payoffs and sales (loans and property), and other financing transactions that may become available. In order to execute the plan of operations, the Company will require varying amounts of capital based on the loans and/or properties the Company intends to fund or acquire. The Company will likely have liquidity problems if it cannot raise sufficient funds to operate. The Company could also face liquidity problems in the event that the deal flow of potential loans and/or properties available to fund or acquire outpaces our ability to obtain capital to fund these opportunities. Liquidity problems will limit the Company’s diversification in terms of type, number and size of loans we make and real property we are able to acquire. Liquidity is further impacted by performance of the specific loans we make and real property assets we acquire. Our ability to liquidate our assets is also partially dependent upon the state of real estate markets and the ability of borrowers and homebuyers to obtain financing at reasonable rates. We are working diligently to deploy our cash on hand by originating new senior secured loans through our Manager’s expanding pipeline of borrower applications and real property acquisition targets. However, there can be no assurance that this strategy will be successful. The Company’s cash balance may not be sufficient to fund the Company’s levels of operations for any period of time. The Company intends to continuously offer Membership Interests to Investors on an ongoing basis to operate its business plan.

Potential future sources of capital include secured or unsecured financings from our Manager, banks, or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations described throughout this Annual Report and the Company’s Offering Circular. Note that, currently, we have not identified any additional source of financing, other than the proceeds from this offering and our guidance line of credit from our Manager, and there is no assurance that such sources of financing will be available on favorable terms or at all.

The Manager is in the process of amending the Company’s Offering Circular to further clarify the terms of the rescission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Company intends to offer to repurchase membership interests from Company members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The rescission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the Membership Interests during the time they were held by the investor. The Company intends to fund the rescission offer with $100,000 of cash on hand and $525,000 of additional funds from the Manager. If a significant number of investors to whom rescission has been offered, accept the offer, the Company’s liquidity and capital resources would be adversely impacted.

Outlook and Recent Trends

The Company anticipates its deployment of capital to increase through December 31, 2024, as the Company and Manager continue to expand their borrower and lender networks, although there can be no assurance that such increase in capital deployment will occur. Importantly, and potentially increasing pipeline of funding opportunities can bring with it liquidity challenges as described above.

The Manager employs strategies of reviewing broad economic trends in making investment decisions according to trends in the real estate market because those trends are how we seek to make our risk adjusted investment decision. The real estate market in 2023 was one of the most difficult markets since the great recession in 2008. Many predicted that there would be a recession in 2023, at least in part because of the Federal Reserve’s interest rate adjustments. This did not come to pass. However, there may be a lag between the Fed’s rate hiking cycle and the potential for a downturn in the real estate market.

While there was not a recession in 2023, rising interest rates did have a negative impact on real estate returns throughout the year, including on our borrowers and on the Company’s property investments and sales. Many believe the market has reached a turning point with many indicators of inflation easing and the Federal Reserve potentially signaling that interest rates will steady or lessen in 2024 (although there can be no assurance this will come to pass). Looking ahead, falling interest rates could serve to increase real estate values and result in potentially higher returns for the Company, in similarity to the way rising interest rates previously pulled real estate values down; although, there can be no guarantee. Additionally, the interest rates for the loans made by the Company tend to be insulated from broader market conditions, although this may not come to pass. As the Company anticipates lower interest rates from the Federal Reserve, we hope there will be a significant boon to our borrowers and also to the Company’s direct real estate investing.

The Manager anticipates that other material trends or uncertainties, favorable or unfavorable, including economic conditions affecting the commercial loan and residential real estate industry and real estate generally, may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Item 3. Directors and Officers

Manager / Executive Officers / Significant Employees

Name	Position	Age	Term of Office
Michael Jerrow	Chief Operating Officer of the Manager	46	June 2020
Lee Aaron Arnold	CEO, and Director of Manager	47	December 2011
Jaclyn Genemarie Olsen- Arnold	President and Director of Manager	47	December 2011
Amy Nelson	Chief Financial Officer of the Manager	51	December 2024

During December of 2023, the Manager saw the departure of Heather Dreves as an employee and Manager of the Company. In addition, Jaclyn Olsen-Arnold named new employee Amy Nelson as her successor CFO of the Manager. Ms. Olsen-Arnold also took over responsibility as President of the Manager.

Compensation of Directors and Executive Officers

The Company does not have executives. It is operated by our Manager. No portion of the officers’ or Heather Dreves’ compensation was paid by the Company and we will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers. All the Managers’ employees, including Heather Dreves, shall be compensated by Secured Investment Corp. and, accordingly, the Company will not directly pay any compensation to the officers of the Manager.

Item 4. Security Ownership of Management and Certain Securityholders

No executive officers or other management own any securities of the Company greater than 10%.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Transactions in the Audited Financial Statements below.

We are subject to various conflicts of interest arising out of our relationship with our Manager and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

General

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Currently, the Company intends to conduct most of its business of funding, making, acquiring, and/or purchasing loans from loans that are brokered by the Manager. The Manager currently manages a separate offering of membership interests, similar to this Company. The Manager is raising capital on behalf of Secured Investment High Yield Fund II, LLC (“SIHYF II”) in order to invest in loans and acquire properties or portfolios of properties. SIHYF II’s offering is exempt from registration under Rule 506 of Regulation D of the Act. Since the Company may solely be funding loans that are originated by the Manager, this may result in the principals of the Company engaging in transactions that are not to the best advantage of the Company and could be perceived as more financially advantageous to the Manager. Notwithstanding the foregoing, the Company intends to invest in loans that are in best interests of the Company and the Loans will have terms that are commercially reasonable and advantageous to the Company.

Some of the material conflicts that our Manager and its affiliates may face include the following:

●	Our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Manager. Our Manager has previously managed, as of the date of this offering circular, one privately offered real estate fund that may have similar investment criteria to our own. It is possible that this fund could compete with us for investment opportunities.

●	Our Manager will have to allocate their time among us, our Manager’s business and other programs and activities in which they are involved, including, potentially, additional private or publicly offered investment funds.

Allocation of Manager’s and Affiliates’ Time

We rely on our Manager for the day-to-day operation of our business. As a result of their interests in other affiliates of our Manager, their obligations to other investors, and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time among us, our Manager and other affiliates of our Manager and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient professionals to fully discharge their responsibilities to the affiliates of our Manager for which they work. Our Manager’s officers and directors and the key real estate and debt finance professionals of our manager performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of Secured Investment High Yield Fund II, LLC. As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

Item 6. Other Information

None.

Item 7. Financial Statements

ArmaninoLLP
2700 Camino Ramon
Suite 350
San Ramon, CA 94583-5004
925 790 2600 main
925 790 2601 fax
armanino.com

April 24, 2024

Ms. Jaclyn Olsen

Circle of Wealth Fund III, LLC

701 E. Front Street, 2nd Floor

Coeur D’Alene, OH 83814

Dear Ms. Olsen:

Below you will find in PDF format (with printing capabilities only) the Circle of Wealth Fund III, LLC Financial Statements as of December 31, 2023, along with our report, and the communications of audit or review findings, observations and other matters. You should not alter the language or financial information included in the attached documents. If you have any questions regarding the attached, please call at your convenience.

As a reminder, any reproduction of the financial statements must be in their entirety, including our accompanying report. You may not include the financial statements and our report in an annual report, offering memorandum, or similar document without our review and approval.

Your opening of these documents indicates your understanding and acceptance of these conditions. Double-click the attached paperclips next to the word “attachments” below the signature line to access the financial statements and communications letter.

We appreciate this opportunity to provide professional services to you. If you require other assistance in this or another matter, please let us know.

Sincerely,

ArmaninoLLP

Attachments:

Circle of Wealth Fund III, LLC

Financial Statements

December 31, 2023 and 2022

armanino

Item 3. FINANCIAL STATEMENTS

Index to Audited Financial Statements of Circle of Wealth Fund III, LLC

F-1

INDEPENDENT AUDITOR’S REPORT

To the Members

Circle of Wealth Fund III, LLC

Coeur D’Alene, Idaho

Opinion

We have audited the accompanying financial statements of Circle of Wealth Fund III, LLC (the “Fund”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members’ equity, and cash flows and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle of Wealth Fund III, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Circle of Wealth Fund III, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Fund has adopted FASB Topic 326, Financial Instruments - Credit Losses. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Circle of Wealth Fund III, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Circle of Wealth Fund III, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Circle of Wealth Fund III, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

ArmaninoLLP
San Ramon, California

April 24, 2024

F-3

Circle of Wealth Fund III, LLC

Balance Sheets
December 31, 2023 and 2022

	2023	2022
ASSETS
Cash and cash equivalents	$1,506,915	$39,517
Mortgage interest receivable, net	46,399	51,859
Interest-only strip receivables, net	69,052	98,901
Prepaids and other assets	77,979	-
	1,700,345	190,277
Mortgage loans receivable held for sale	5,688,980	6,450,882
Allowance for expected loan losses	(100,364)	(40,578)
Deferred loan origination fees	(32,352)	(31,803)
	5,556,264	6,378,501
Finance right-of-use asset, net	813,612	-
Leasehold improvements	161,836	-
	975,448	-
Real estate held	311,279	283,892
Real estate held for sale	1,036,326	311,671
	1,347,605	595,563
Total assets	$9,579,662	$7,164,341
LIABILITIES
Accounts payable and accrued expenses	$9,106	$1,451
Asset management fees payable	12,522	10,077
Performance fee payable	2,607	1,341
Due to related party	-	99,050
Accrued distributions payable	9,337	6,379
Income taxes payable	6,821	7,500
Financing lease liability	710,942	-
Mortgage notes payable	693,707	-
Total liabilities	1,445,042	125,798
MEMBERS’ EQUITY
Membership units, $1,000 par, 50,000 units authorized and 6,587.780 and 6,225.301 units outstanding as of December 31, 2023 and 2022, respectively	6,857,780	6,225,301
Retained earnings	1,276,840	813,242
Total members’ equity	8,134,620	7,038,543
Total liabilities and members’ equity	$9,579,662	$7,164,341

See accompanying notes.	F-4

Circle of Wealth Fund III, LLC

Statements of Income

Years Ended December 31, 2023 and 2022

	2023	2022
REVENUES
Mortgage interest income	$686,670	$498,182
Net gains on sales of loans	131,029	202,639
Loan origination fee income	78,529	87,487
Net gains on sales of real estate owned	48,161	20,509
Late fee and other income	39,389	16,328
Rent revenue	71,016	7,512
Closing fee income	5,882	4,320
Total revenues	1,060,676	836,977
OPERATING EXPENSES
Asset management fees	141,188	96,474
Right of use amortization	18,491	-
Provision for expected loan losses	61,822	96,173
Professional fees	164,286	48,094
Performance fees	83,557	27,663
Property expenses	39,827	-
Interest expense	25,120	-
Other operating expenses	66,943	63,151
Total operating expenses	601,234	331,555
OTHER INCOME
Interest income	4,156	-
Total other income	4,156	-
NET INCOME	$463,598	$505,422
Income per unit attributable to members	$59.62	$86.87
Weighted average number of membership units outstanding	7,775.830	5,817.899
Distributions declared per unit	$70.83	$69.76

F-5	See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Changes in Members’ Equity

Years Ended December 31, 2023 and 2022

	Membership Units		Retained	Total Members’
	Units	Amount	Earnings	Equity
December 31, 2021	3,987.423	$3,987,423	$307,820	$4,295,243
Proceeds from issuance of membership units	3,285.324	3,285,324	-	3,285,324
Distributions declared on membership units	(405.877)	(405,877)	-	(405,877)
Redemption of membership units	(641.569)	(641,569)	-	(641,569)
Net income	-	-	505,422	505,422
December 31, 2022	6,225.301	6,225,301	813,242	7,038,543
Proceeds from issuance of membership units	2,478.369	2,478,369	-	2,478,369
Distributions declared on membership units	(550.780)	(550,780)	-	(550,780)
Redemption of membership units	(1,295.110)	(1,295,110)	-	(1,295,110)
Net income	-	-	463,598	463,598
December 31, 2023	6,857.780	$6,857,780	$1,276,840	$8,134,620

See accompanying notes.	F-6

Circle of Wealth Fund III, LLC Statements of Cash Flows Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$463,598	$505,422
Adjustments to reconcile net income to net cash provided by operating activities
Provision for expected loan losses	61,822	96,173
Net gains on sales of loans	(131,029)	(202,639)
Net gains on sales of real estate owned	(48,161)	(20,509)
Right of use amortization	18,491	-
Change in operating assets and liabilities
Mortgage interest receivable, net	5,460	(19,099)
Interest-only strip receivables, net	29,849	(38,625)
Prepaids and other assets	(77,979)	-
Accounts payable and accrued expenses	7,655	(14,949)
Asset management fees payable	2,445	3,820
Performance fee payable	1,266	(27,917)
Due to related party	(99,050)	79,599
State tax payable	(679)	(23,150)
Net cash provided by operating activities	213,688	338,126
CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(12,171,848)	(15,069,331)
Proceeds from payoffs or sales of mortgage loans receivable	13,063,292	12,832,543
Purchase of real estate owned	(646,008)	(668,788)
Capitalized improvements on real estate owned	(148,219)	(133,991)
Proceeds from sales of real estate owned	812,606	405,956
Payments on finance lease improvements	(161,836)	-
Net cash provided by (used in) investing activities	767,987	(2,633,611)
CASH FLOWS FROM FINANCING ACTIVITIES
Finance lease liability	(121,161)	-
Principal payments on mortgage notes payable	(28,553)	-
Members’ contributions	2,478,369	3,282,324
Members’ distributions	(547,822)	(404,101)
Members’ capital withdrawals	(1,295,110)	(641,569)
Net cash provided by financing activities	485,723	2,236,654
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,467,398	(58,831)
CASH AND CASH EQUIVALENTS, January 1	39,517	98,348
CASH AND CASH EQUIVALENTS, December 31	$1,506,915	$39,517

F-7	See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$18,846	$14,128
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Members’ earnings distributions included in accrued distributions payable	$9,337	$6,379
Member subscription liabilities converted to members’ contributions	$-	$3,000
Right of use asset obtained in exchange for lease liability	$832,103	$-
Real estate acquired with mortgage note payable financing	$722,260	$-

See accompanying notes.	F-8

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents – The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Risks and uncertainties – The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for expected loan losses (’‘AELL’’), interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans and real estate owned will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from disposition of real estate owned could differ significantly from management’s current estimates.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Mortgage loans receivable held for sale, net – Mortgage loans, the majority of which the Fund intends to make available for sale to prospective investors, generally are stated at the lower of cost or fair value. Mortgage loans make up the only class of financing receivables within the Fund’s lending portfolio. Loans are generally originated with terms of one to three years and are interest-only until maturity.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

The Fund has a policy for discontinuing the accrual of interest on loans after payments become greater than 90 days’ delinquent. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for expected loan losses - Mortgage loan receivable balances (i.e., the sum of the unpaid principal, advances, and accrued interest) are analyzed on a periodic basis for ultimate recoverability. For a loan that is deemed collateral dependent for repayment, a provision for expected loan losses is recorded to adjust the AELL to an amount such that the net carrying amount (unpaid principal, advances plus interest accrued, i.e., interest owed net of foregone interest for loans in non-accrual status) is reduced to the lower of the loan balance or the estimated fair value of the related collateral, net of any senior debt and claims, if any, and estimated selling costs.

As of January 1, 2023, the Fund adopted Accounting Standards Codification 326, Financial Instruments – Credit Losses, using the modified retrospective approach, which requires a lifetime current expected credit loss (“CECL”) measurement objective for the recognition of credit losses at the time a loan is originated or acquired. The AELL is adjusted each period for changes in expected lifetime credit losses for loans and accrued interest. The determination of the amount of the AELL considers past events, including historical loss experience, current fair value of collateral and the resultant loan-to-value (“LTV”), current real estate and financial markets, as well as reasonable and supportable forecasts about future economic scenarios.

The forward-looking estimates consider the likelihood that any combinations of events would adversely impact economic conditions and real estate markets where the Fund’s loans are held such that the underlaying real property collateral for the loans would no longer be sufficient to collect the recorded amounts of principal, accrued interest and advances due on the loan.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for expected loan losses (continued) - The number of loans and the short terms for which the loans are written enable a loan-by-loan analysis to determine the risk of loss. The primary determinate in the analysis is the LTV, and consideration of lien position of the deed of trust or mortgage. The analysis also considers the year in which the secured loans were originated. The ultimate collectability of the amounts owed is reliant on the estimation of the current fair value of the real property collateral and the time to maturity. Further, there is no evidence, nor any indication in the analysis, that the ultimate collectability of the amounts owed fluctuates with the time on file or age.

The Fund writes off uncollectible loans and related receivables directly to the AELL account once it is determined the full amount is not collectible. Any amounts collected after a write-off is deemed a recovery. If the loan goes to foreclosure, an updated valuation is performed and the recorded investment in the loan is adjusted to the net realizable value of the real estate to be acquired.

Interest-only strip receivables, net – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable held for sale sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the year ended December 31, 2023 ranged from 0.5% to 3%. The Fund sold and retained a beneficial interest in the interest-only strip receivables of 108 loans totaling approximately $13,500,000 during the year ended December 31, 2023. The interest- only strip rates earned by the Fund during the year ended December 31, 2022 ranged from 1% to 5%. The Fund sold and retained a beneficial interest in the interest only strip receivables of 73 loans totaling approximately $7,300,000 during the year ended December 31, 2022.

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2, and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for expected loan losses. The fair value for impaired secured loans is determined using the sale comparison, income and other commonly used valuation approaches.

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Mortgage loans receivable (Level 2 and 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

●	Real estate owned (Level 2 or Level 3). At the time of foreclosure, real estate owned is recorded at the property’s estimated fair value plus any senior indebtedness, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. The Fund records the real estate held for sale as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the real estate held for sale as nonrecurring Level 3.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Subscription liabilities and subscription funds in transit – The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. The Fund had no subscription liabilities as of December 31, 2023 and December 31, 2022. During the years ended December 31, 2023 and 2022, the Fund did not make any borrowings on the subscription funds.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees, and other similar charges. As the majority of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2023 and 2022, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Leases – The Fund leases one property under a finance lease agreement. The Fund determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the balance sheet. Finance leases are included in finance lease right-of-use assets and finance lease liabilities on the balance sheet.

ROU assets represent the Fund’s right to use an underlying asset for the lease term and lease liabilities represent the Fund’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Fund’s lease agreement does not specify an implicit rate, the Fund uses a risk-free rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Fund’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Fund has elected not to recognize right-of-use assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under legacy leasing guidelines. A short-term lease is one with a maximum lease term of 12 months or fewer and does not include a purchase option that the lessee is reasonably certain to exercise.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Change in accounting principle – In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses designed to provide a more forward-looking approach to the estimation of expected credit losses on financial assets. The Fund adopted the standard effective January 1, 2023, using the modified retrospective approach.

Reclassifications – Certain amounts in the financial statements for prior year have been reclassified to conform to the current financial statement presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income or members’ equity.

Subsequent events – The Fund has evaluated subsequent events through April 24, 2024, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

Note 3 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement and offering circular provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 3 – Fund Provisions (continued)

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations to all members payable monthly. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) non-cumulative annual return. If returns are higher than 6% non-cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

Liquidity, capital withdrawals, and early withdrawals – There is no public market for interests of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Note 4 – Allowance For Expected Loan Losses

Activity in the allowance for expected loan losses was as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Beginning balance as of January 1	$40,578	$22,894
Write-off loan losses	(2,036)	(78,489)
Provision for expected loan losses	61,822	96,173
Ending balance as of December 31	$100,364	$40,578

Allocation of the allowance for expected loan losses by collateral type for the years ended December 31, 2023 and 2022 consisted of the following:

	2023	2022
Non-owner occupied residential (1-4 units)	$100,364	$40,578

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 5 – Real Estate Owned

Real estate owned as of December 31, 2023 and 2022 consists of the following:

	2023	2022
Real estate held	$311,279	$283,892
Real estate held for sale	1,036,326	311,671
Balance as of December 31:	$1,347,605	$595,563

Real estate owned activity during the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Beginning balance as of January 1	$595,563	$178,231
Purchase of real estate	1,368,268	668,788
Capitalized improvements	148,219	133,991
Sales of real estate owned	(764,445)	(385,447)
Balance as of December 31:	$1,347,605	$595,563

Note 6 – Fair Value of Financial Measurements

There were no assets or liabilities measured at fair value on a recurring basis in 2023 or 2022. It is Fund policy is to recognize transfers at the date of the event or change in circumstances that caused the transfer.

Assets measured at fair value on a nonrecurring basis – Assets are considered to be measured at fair value on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheets. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements that require assets to be assessed for impairment or recorded at the lower of cost or fair value.

Information about Level 3 fair value measurements – The following methods and assumptions were used to estimate the fair value of financial instruments:

Impaired loans – Impairment on loans is measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral, less estimated selling costs, if the loan is collateral-dependent. The fair value is generally estimated using market comparable sales.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements (continued)

Real estate owned – At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The fair value is generally estimated using market comparable sales. There were no real estate owned properties remeasured to fair value as of December 31, 2023 and 2022.

Interest-only strip receivables, net – The Fund estimates the fair value of interest-only strip receivables using an internal valuation model. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, including prepayment and default rates and discount rates appropriate for the type of asset and risk.

There were no liabilities measured at fair value on a nonrecurring basis in 2023. The following table presents the Fund’s assets measured at fair value on a nonrecurring basis at December 31, 2023 (there were no transfers between categories in 2023):

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables, net	$-	$-	$69,052	$69,052
Impaired mortgage loan receivable	-	140,000	-	140,000
	$-	$140,000	$69,052	$209,052

There were no liabilities measured at fair value on a nonrecurring basis in 2022. The following table presents the Fund’s assets measured at fair value on a nonrecurring basis at December 31, 2022 (there were no transfers between categories in 2022):

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables, net	$-	$-	$98,901	$98,901
	$-	$-	$98,901	$98,901

The valuation techniques used for fair value Level 3 nonrecurring assets during the year ending December 31, 2023, are shown in the following table:

		Valuation	Unobservable	Discount
	Fair Value	Technique	Input	Rate
Interest-only strip receivables	$69,052	Discounted cash flow	Discounted Rate	10%

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements (continued)

The valuation techniques used for fair value Level 3 nonrecurring assets during the year ending December 31, 2022, are shown in the following table:

		Valuation	Unobservable	Discount
	Fair Value	Technique	Input	Rate
Interest-only strip receivables, net	$98,901	Discounted cash flow	Discounted Rate	10%

Note 7 – Mortgage Notes Payable

In March 2023, the Fund entered into a mortgage payable obligation in the amount of $162,220 associated with the purchase of real estate. Commencing in April 2023 and through April 2048, the maturity date, the mortgage requires monthly payments of $885 of principal and interest. The mortgage bears interest at a rate of 4.5%. Additionally, in March 2023, the Fund entered into a second mortgage payable obligation in the amount of $67,519 associated with the purchase of the same real estate. No payments are required until the debt matures in March 2024. This mortgage debt is non-interest bearing. The mortgage note payable had an outstanding balance of $223,403 at December 31, 2023.

In June 2023, the Fund entered into a mortgage payable obligation in the amount of $213,017 associated with the purchase of real estate. Commencing in July 2023 and through December 2048, the maturity date, the mortgage requires monthly payments of $1,103 of principal and interest. The mortgage bears interest at a rate of 5.0%. The mortgage note payable had an outstanding balance of $198,340 at December 31, 2023.

In September 2023, the Fund entered into a mortgage payable obligation in the amount of $279,504 associated with the purchase of real estate. Commencing in October 2023 and through December 2048, the maturity date, the mortgage requires monthly payments of $1,553 of principal and interest. The mortgage bears interest at a rate of 4.75%. The mortgage note payable had an outstanding balance of $271,964 at December 31, 2023.

Interest expense on the mortgage notes payables totaled $8,630 for the year ended December 31, 2023.

Future maturities of mortgage notes payable are as follows:

Year ending December 31,
2024	$80,602
2025	13,719
2026	14,385
2027	15,084
2028	15,816
Thereafter	554,101
$693,707

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Leases

During 2023, the Fund entered into a finance lease for real estate that is scheduled to expire in April 2053. This lease calls for monthly payments of $3,625, including a balloon payment due April 2028. At December 31, 2023, the finance lease ROU asset and finance lease liability amounted to $813,612 and $710,942, respectively.

Additional information related to leases is as follows:

Financing lease cost:
Amortization of ROU asset	$18,491
Interest on lease liability	16,490
Total lease cost	$34,981
Other information:
Cash paid for amounts included in the measurement of lease liabilities	$20,907
ROU asset obtained in exchange for lease obligation	$832,103
Weighted average remaining lease term	29.35 years
Weighted average discount rate	3.64%

Future minimum lease payments under non-cancelable leases as of December 31, 2023 were as follows:

Year ending December 31,
2024	$39,486
2025	43,503
2026	43,503
2027	43,503
2028	644,665
Less: imputed interest	(103,718)
$710,942

Note 9 – Related Party Transactions

Loan origination fees – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $78,529 and $87,487 for the years ended December 31, 2023 and 2022, respectively.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Related Party Transactions (continued)

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $19,106 and $5,856 for the years ended December 31, 2023 and 2022, respectively, and are included in the other operating expenses on the accompanying statements of income.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar month. The asset management fees are payable beginning on the first day of the first calendar month after the first deployment. Asset management fees earned by the Manager amounted to $141,188 and $96,474 for the years ended December 31, 2023 and 2022, respectively. Asset management fees payable were $12,522 and $10,077 at December 31, 2023 and 2022, respectively.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $83,557 and $27,663 for the years ended December 31, 2023 and 2022. Performance fees payable were $2,607 and $1,341 at December 31, 2023 and 2022, respectively.

Due to related party – There were no amounts due to the Manager at December 31, 2023. The Fund had a payable to the Manager of $99,050 for payments made by the Manager on behalf of the Fund at December 31, 2022.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund.

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded, and insured general contractor. APH provides general construction services to the Fund in the state of Washington, which may include repairing, renovating, and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus up to an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the years ended December 31, 2023 and 2022, the Fund paid $289,014 and $129,482 in rehabilitation services, including compensation as described above, to APH.

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of December 31, 2023:

	2023	2022
Number of secured loans outstanding	40	49
Total secured loans outstanding	$5,688,980	$6,450,882
Average secured loan outstanding	$142,224	$131,651
Average secured loan as a percentage of total loans	2.50%	2.04%
Average secured loan as a percentage of members’ equity	1.75%	1.87%
Largest secured loan outstanding	$354,002	$227,500
Largest secured loan as a percentage of total loans	6.22%	3.53%
Largest secured loan as a percentage of members’ equity	4.35%	3.23%
Number of secured loans over 90 days past due in interest and still accruing	-	-
Approximate investment in secured loans over 90 days past due in interest and still accruing	-	-
Number of secured loans in foreclosure	1	1
Approximate principal of secured loans in foreclosure	$84,000	$64,000
Number of secured loans on non-accrual status	2	1
Approximate investment in secured loans on non-accrual status	$224,000	$64,000
Number of secured loans considered to be impaired	1	1
Approximate investment in secured loans considered to be impaired	$140,000	$64,000
Average investment in secured loans considered to be impaired	$70,000	$32,000
Approximate amount of foregone interest on loans considered to be impaired	$20,000	$2,500
Estimated amount of impairment on loans considered to be impaired (included in the allowance for expected loan losses)	$70,000	$10,000
Number of secured loans over 90 days past maturity	1	-
Approximate principal of secured loans over 90 days past maturity	$84,000	$-
Number of states where security is located	19	19
Number of counties where security is located	29	40

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

The Fund’s secured loans are located in various states as follows:

	2023		2022
	Loan Balances	Percentage	Loan Balances	Percentage
Pennsylvania	$805,380	14.16%	$719,465	11.15%
Missouri	776,272	13.64%	-	-
Ohio	-	-	774,321	12.00%
Illinois	-	-	651,500	10.10%
Other *	4,107,328	72.20%	4,305,596	66.75%
	$5,688,980	100%	$6,450,882	100%

*	Other does not include any states with loan concentrations greater than 10%.

The Fund’s secured loans are located in various counties as follows:

	2023		2022
	Loan Balances	Percentage	Loan Balances	Percentage

Saint Louis City, Missouri	$622,272	10.94%	$-	-%
Other *	5,066,708	89.06%	6,450,882	100%
	$5,688,980	100%	$6,450,882	100%

*	Other does not include any counties with loan concentrations greater than 10%.

The following categories of secured loans were held as follows:

	2023	2022
First trust deeds or mortgages	$5,688,980	$6,450,882
Loans by type of property Non-owner occupied residential (1-4 units)	$5,688,980	$6,450,882

The schedule below presents the status of the secured loans with regards to interest payments as follows:

	2023	2022
Days outstanding
Current (0 to 30 days)	$5,464,980	$6,173,382
31 to 90 days	-	213,500
91 days and greater	224,000	64,000
	$5,688,980	$6,450,882

The future maturities of secured loans are as follows:

Year ending December 31,
2024	$4,746,332
2025	713,847
2026	-
2027	228,800
$5,688,900

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

Scheduled maturities for 2024 include 3 loans totaling approximately $321,000 that were past due at December 31, 2023. Due to the fact that the Fund’s loans are held for sale there is a likelihood that loans will be sold before maturity. Therefore, the above tabulation is not a forecast of future cash collections.

Note 11 – Commitments and Contingencies

Legal proceedings – The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Recission Offer – The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular asin the process of amending the Fund’s Offering Circular filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the membership interests during the time they were held by the investor. The Manager is continuing to work with state regulators to resolve this matter and intends to amend its Offering Circular in cooperation with the state regulators.

Circle of Wealth Fund III, LLC

Communication with Those
Charged with Governance

December 31, 2023

armanino

Armanino LLP 2700 Camino Ramon Suite 350 San Ramon, CA 94583-5004 925 790 2600 main 925 790 2601 fax armanino.com

April 24, 2024

To the Manager

Circle of Wealth Fund III, LLC

Coeur D’Alene, Idaho

We have audited the financial statements of Circle of Wealth Fund III, LLC (the “Fund”) as of and for the year ended December 31, 2023, and have issued our report thereon dated April 24, 2024. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated October 20, 2023. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Fund are described in Note 2 to the consolidated financial statements. During 2023, the Fund adopted the provisions of Financial Accounting Standards Board Topic 326, Financial Instruments – Credit Losses. No other new accounting policies were adopted, and the application of existing policies was not changed during 2023. We noted no transactions entered into by the Fund during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the consolidated financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management’s knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements were management’s estimate of the allowance for expected loan losses, fair value of real estate owned and determination of interest-only strip receivables on loans sold.

Management’s estimate of the allowance for expected loan losses and fair value of real estate owned is based on various valuation approaches, which include sales comparative, cost, and income approaches commonly used in the real estate valuation industry. Management’s determination of interest-only strip receivables represents the present value of residual cash flows the Fund expects to receive on mortgage loans receivable sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. We evaluated the key factors and assumptions used to develop the allowance for expected loan losses, fair value of real estate owned and interest-only strip receivables in determining that they are reasonable in relation to the financial statements taken as a whole.

Qualitative Aspects of Accounting Practice, continued

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the Fund’s financial statements relate to:

1.	Allowance for expected loan loss (Note 4)

2.	Real estate owned (Note 5)

3.	Related party transactions (Note 9)

4.	Loan concentrations and characteristics (Note 10)

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. There were no uncorrected financial statement misstatements. In addition, professional standards require us to communicate to you all material, corrected misstatements that were brought to the attention of management as a result of our audit procedures. No material, corrected misstatements were noted.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor’s report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated April 24, 2024.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a “second opinion” on certain situations. If a consultation involves the application of an accounting principle to the Fund’s financial statements or a determination of the type of auditor’s opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Fund’s auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our being retained as the Fund’s auditor.

This report is intended solely for the information and use of the Manager of Circle of Wealth Fund III, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Armanino LLP

Secured Investment Corp. 701 E Front Ave, Second Floor Coeur d’Alene ID 83814

April 24, 2024

Armanino LLP

12657 Alcosta Blvd., #500

San Ramon, California 94583

This representation letter is provided in connection with your audit of the financial statements of Circle of Wealth Fund III, LLC (the “Fund”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of April 24, 2024, the following representations made to you during your audit.

Financial Statements

1.	We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 20, 2023, including our responsibility for the preparation and fair presentation of the financial statements.

2.	The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3.	We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4.	We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5.	Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6.	Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

Phone: (800) 341-9918 * Fax: (866) 264-8601 * Email: accounting@securedinvestmentcorp.com

7.	All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8.	The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

9.	Significant estimates and material concentrations have been properly disclosed in accordance with U.S.GAAP.

10.	Guarantees, whether written or oral, under which the Fund is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

11.	In regards to the tax return preparation services performed by you, we have:

a	Assumed all management responsibilities.

b	Designated Jaclyn Olsen, President and Amy Nelson, CFO, who have suitable skills, knowledge or experience to oversee the services.

c	Evaluated the adequacy and results of the services performed.

d	Accepted responsibility for the results of the services.

12.	Material concentrations have been properly disclosed in accordance with U.S. GAAP.

13.	There were no sales of loans receivable with recourse in which the Fund would be contingently liable.

14.	There have been no significant write-offs or additions to the allowance for expected loan losses subsequent to year-end through the date of this letter for conditions that existed at year-end.

15.	The methodology for determining fair value disclosures is based on reasonable assumptions.

16.	Other than the ongoing nature of our communications with the Washington DFI Securities Division and related rescission offer, the Fund is in compliance with all federal and state security laws.

Information Provided

17.	We have provided you with:

a	Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

b	Additional information that you have requested from us for the purpose of the audit.

c	Unrestricted access to persons within the Fund from whom you determined it necessary to obtain audit evidence.

18.	All material transactions have been recorded in the accounting records and are reflected in the financial statements.

19.	We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

20.	We have no knowledge of any fraud or suspected fraud that affects the Fund and involves:

a	Management,

b	Employees who have significant roles in internal control, or

c	Others where the fraud could have a material effect on the financial statements.

21.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Fund’s financial statements communicated by employees, former employees, analysts, regulators, or others.

22.	We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

23.	We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

24.	We have disclosed to you the identity of the Fund’s related parties and all the related party relationships and transactions of which we are aware.

25.	The Fund has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

/s/ Jaclyn Olsen	/s/ Amy Nelson
Jaclyn Olsen, President	Amy Nelson, CFO

Circle of Wealth Fund III, LLC

Communication of Other Matters

December 31, 2023

armanino

ArmaninoLLP 2700 Camino Ramon Suite 350 San Ramon, CA 94583-5004 925 790 2600 main 925 790 2601 fax armanino.com

April 24, 2024

To the Manager

Circle of Wealth Fund III, LLC
Coeur D’Alene, Idaho

In planning and performing our audit of the financial statements of Circle of Wealth Fund III, LLC (the “Fund”) as of and for the year ended December 31, 2023, in accordance with auditing standards generally accepted in the United States of America, we considered the Fund’s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, we do not express an opinion on the effectiveness of the Fund’s internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls. However, during the course of our financial statement audit, we may become aware of certain deficiencies in internal control. To the extent that such deficiencies rise to the level of a significant deficiency or material weakness, we are required to bring them to the attention of those charged with governance.

Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

Significant Deficiencies

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

ArmaninoLLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, related to post-qualification amendment, of our Independent Auditor’s Report dated April 24, 2024 relating to the balance sheets of Circle of Wealth Fund III, LLC as of December 31, 2023 and 2022, and the related statements of income, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Armanino LLP
San Ramon, California

April 24, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Circle of Wealth Fund III LLC

By (Signature and Title) /s/ Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date April 29, 2024

CIRCLE OF WEALTH FUND III LLC

By:	/s/ Lee Aaron Arnold
Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date:	April 29, 2024